FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

Larry, everyone heard you
the first time.

“Oracle Chief Executive Larry Ellison pledged to discontinue PeopleSoft’s products if he buys the company.”

–The Los Angeles Times, June 17, 2003

“Mr. Ellison made a point of saying that there would be no ‘integration risk’ because he does not intend to attempt any integration. Rather, he plans to simply move PeopleSoft’s customers to Oracle’s struggling E-Business Suite and take over its support.”

–The New York Times, June 7, 2003

“In his official offer, Ellison announced his strategy was to essentially annihilate PeopleSoft, dumping its employees and products and merely keeping its customer list.”

–ABCNEWS.com, June 12, 2003

“Oracle stated that, if it acquires PeopleSoft, it will not continue developing the PeopleSoft product range because it will create applications only on the Oracle platform.”

–Gartner Inc., The Deeper Implication of Oracle’s Bid for PeopleSoft, June 12, 2003

“Oracle Chief Executive Officer Larry Ellison doesn’t really want PeopleSoft’s popular software applications – he said he would phase them out and switch customers over to similar Oracle software.”

–The San Jose Mercury News, June 7, 2003

“There’s almost no business integration risk at all. Our intention is we’re not going to actively sell the PeopleSoft products anymore.”

–Larry Ellison, CNBC Squawk Box, June 6, 2003

“On Friday, Mr. Ellison made it clear that if his takeover is successful he would halt additions to PeopleSoft products and try to move its customers to Oracle’s software.”

–The Wall Street Journal, June 10, 2003

“Larry Ellison said in a conference call this morning that Oracle would support PeopleSoft customers, but kill the product. So the strategy is to upgrade the PeopleSoft customers to the next release of Oracle, a task that isn’t nearly as easy or painless as Oracle is trying to make it sound.”

– AMR Research, Inc., Oracle Makes Takeover Bid for PeopleSoft, June 6, 2003

PeopleSoft®

PeopleSoft has a better plan for shareholders and customers.

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 for the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge at www.sec.gov and at www.peoplesoft.com.

© 2003 PeopleSoft, Inc. PeopleSoft is a registered trademark of PeopleSoft, Inc.